Exhibit 99.1

Roundy’s, Inc. Reports First Quarter 2014 Financial Results

MILWAUKEE – May 7, 2014 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the first quarter ended March 29, 2014.

Q1 20141

•	Net sales increased 1.9% to $1,002.2 million

•	Net loss was $4.5 million, or $0.10 net loss per diluted common share, compared to net income of $8.6 million, or $0.19 diluted net earnings per common share

•	Adjusted net income[2] was $0.5 million, or $0.01 adjusted diluted net earnings per common share[2], compared to $8.6 million, or $0.19 adjusted diluted net earnings per common share[2]

•	Adjusted EBITDA[2] was $34.1 million compared to $44.0 million

“The first quarter was very active for our growth banner, Mariano’s, with the opening of 5 new stores. We continue to be pleased with Mariano’s very strong customer and community acceptance as well as the banner’s performance to-date,” said Robert A. Mariano, chairman, president and chief executive officer of Roundy’s. “Four of these openings were former Dominick’s stores and we opened an organic location in Lake Zurich, IL. In April, we opened two more stores, and one yesterday in the city of Chicago, bringing the number of Mariano’s stores to 21. We are on schedule with the remaining 8 acquired and organic openings this year.”

Mr. Mariano concluded, “During the first quarter of 2014, we continued to see softness in our core markets. Competitive pressure, weak economic growth and weather related issues affected our core markets in the quarter. Despite difficult same-store sales comparisons in the first quarter, we remain steadfast with our Milwaukee market renewal initiatives as we continue to implement strategic changes in select core markets.”

Financial Results for First Quarter of 2014

Net sales for the first quarter of 2014 were $1,002.2 million, an increase of $18.7 million, or 1.9%, from $983.5 million for the first quarter of 2013. The increase primarily reflects the benefit of new stores, partially offset by a 5.2% decrease in same-store sales and the effect of four store closures during the trailing four quarters. The decline in same-store sales was due to a 8.0% decrease in the number of customer transactions, partially offset by a 3.0% increase in average transaction size. Same-store sales were negatively impacted by the Easter holiday calendar shift from the first quarter of 2013 into the second quarter of 2014. In addition, same-store sales continue to be negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets. Adjusted for the effect of the 2014 Easter holiday calendar shift, same-store sales declined 3.7%.

[1]	All comparisons are to the thirteen weeks ended March 30, 2013.
[2]	Adjusted Net Income, Adjusted Net Earnings per Common Share and Adjusted EBITDA are non-GAAP financial measures. See the tables herein for important information about these measures and a full reconciliation to the most comparable GAAP measure.

Gross profit for the first quarter of 2014 increased 3.1% to $270.7 million, from $262.5 million in the same period last year. Gross profit as a percentage of net sales was 27.0% for the first quarter of 2014, compared to 26.7% in the same period last year. The increase in gross profit as a percentage of net sales primarily reflects reduced promotional spend and an increased perishable sales mix, partially offset by increased shrink during the first quarter of 2014.

Operating and administrative expenses for the first quarter of 2014 increased to $254.9 million, from $235.8 million in the same period last year. Operating and administrative expenses as a percentage of net sales increased to 25.4% in the first quarter of 2014, from 24.0% in the same period last year. This increase was primarily due to increased occupancy and labor costs related to new stores, start-up costs associated with acquired stores, increased snow removal and utility costs due to challenging weather conditions, as well as reduced fixed cost leverage in the Company’s core business resulting from lower sales.

For the first quarter of 2014, net loss was $4.5 million, or $0.10 net loss per diluted common share, compared to net income of $8.6 million, or $0.19 diluted net earnings per common share, for the first quarter of 2013. Adjusted net income for the first quarter of 2014 was $0.5 million, or $0.01 adjusted diluted net earnings per common share, compared to $8.6 million, or $0.19 adjusted diluted net earnings per common share, for the first quarter of 2013. Adjusted net income for the first quarter of 2014 excludes a $5.0 million after-tax charge, or $0.11 per diluted common share, for the extinguishment of debt that occurred during the first quarter of 2014.

Adjusted EBITDA for the first quarter of 2014 was $34.1 million, compared to $44.0 million in the first quarter of 2013. The decrease was primarily due to the effect of the aforementioned items.

Net cash flows used in operating activities for the thirteen weeks ended March 29, 2014 was $13.7 million, compared to cash provided by operating activities of $13.9 million during the thirteen weeks ended March 30, 2013. The decrease in cash provided by operating activities was due primarily to lower operating income and higher payments for inventory, primarily related to the increased inventory requirements for the Mariano’s store openings and the required inventory buildup related to the later timing of the Easter holiday compared to 2013.

During the first quarter of 2014, the Company completed a public offering of 10,170,989 shares of its common stock at a price of $7.00 per share, which included 2,948,113 shares sold by Roundy’s and 7,222,876 shares sold by existing shareholders. The Company received approximately $20.6 million in gross proceeds from the offering, or approximately $19.3 million in net proceeds after deducting the underwriting discount and expenses related to the offering. The net proceeds were used for general corporate purposes, including funding working capital and operating expenses as well as capital expenditures related to the eleven Dominick’s stores acquired from Safeway, Inc. during the fourth quarter of 2013.

In addition, during the first quarter of 2014, the Company refinanced its existing credit facilities with proceeds from a new term loan and a new asset-based revolving credit facility. In connection with the refinancing, the Company recognized a loss on debt extinguishment of $9.0 million before taxes, which included the write-off of previously capitalized financing costs, the write-off of a portion of the unamortized discount on the existing term loan and certain fees and expenses related to the new credit facilities.

Subsequent Event

On May 6, 2014, the Company entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis / St. Paul market to a group of local grocery retailers (the “Buyers”), including SUPERVALU INC. (“the Rainbow Store Sale”). The aggregate sale price for the 18 Rainbow stores is approximately $65 million in cash plus the proceeds from inventory that will be sold at the closing of the Rainbow Store Sale. In addition, as part of the transaction, the Buyers will assume the lease obligations and certain multi-employer pension liabilities related to the acquired stores.

The Company is actively seeking additional buyers for its remaining nine Rainbow stores, and at the conclusion of that process expects to either sell or close the remaining nine Rainbow stores and fully exit from the Minneapolis / St. Paul market.

The Rainbow Store Sale is expected to close during the third quarter of 2014, subject to satisfaction or waiver of closing conditions in the definitive agreements, while the sale or closure of the remaining nine Rainbow stores is expected to be completed during either the third or fourth quarter of 2014. The Company expects to use the sale proceeds to pay down borrowings under its term loan and asset-based revolving credit facility.

Fiscal 2014 Guidance

In conjunction with the Company’s decision to exit the Minneapolis / St. Paul market, during the second quarter it expects to finalize its plans to adjust its operations and infrastructure to better fit the size and needs of its ongoing business. In addition, there are closing conditions related to the Rainbow Store Sale to be completed and the timing of the disposition of the remaining nine Rainbow stores is unknown at this time. Therefore, with the exception of two key metrics, which are same-store sales and total sales for the continuing operations of the business, the Company has temporarily withdrawn its existing guidance and expects to resume issuing quarterly and annual guidance when the Rainbow Store Sale is completed. Excluding the Rainbow stores, the Company’s same-store sales guidance for the second quarter is expected to be in a range of (1.0%) to (2.0%) and for the full year is expected to be in a range of (1.75%) to (2.75%). Excluding the Rainbow stores, the Company’s total sales guidance for the second quarter is expected to be in a range of $940 million to $950 million and for the full year is expected to be in a range of $3,850 million to $3,900 million.

Conference Call

The Company will host a conference call and audio webcast today, May 7, 2014 at 4:30 p.m. ET (3:30 p.m. CT) to discuss financial results for the first quarter of fiscal 2014. To access the conference call, participants should dial (888) 949-2791; passcode is 6486936. Participants are encouraged to dial in to the conference call ten minutes prior to the scheduled start time. The call will be also broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com, where it will be archived and accessible through May 21, 2014. A telephone replay will be available through May 21, 2014 by calling (800) 568-6411 to access the playback.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4.0 billion in sales and more than 23,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 169 retail grocery stores and 114 pharmacies under the Pick ’n Save, Rainbow, Copps, Metro Market and Mariano’s retail banners in Wisconsin, Minnesota and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

Non-GAAP Financial Measures

This press release presents Adjusted Net Income, Adjusted Net Earnings Per Common Share and Adjusted EBITDA, which are non-GAAP financial measures within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Comprehensive Income.” For a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income under generally accepted accounting principles and for a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors see the tables below under “Reconciliation of Non-GAAP Amounts.”

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: Roundy’s ability to complete the sale of the Rainbow stores in a timely manner, or at all; competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

Contact:

James J. Hyland

Vice President of Investor Relations and Corporate Communications

james.hyland@roundys.com

414-231-5811

Roundy’s, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended
	March 30, 2013	March 29, 2014
Net Sales	$983,505	$1,002,217
Costs and Expenses:
Cost of sales	721,005	731,474
Operating and administrative	235,819	254,853
Interest:
Interest expense, net	11,584	14,294
Amortization of deferred financing costs	573	624
Loss on debt extinguishment	—	9,048

	968,981	1,010,293

Income (loss) before Income Taxes	14,524	(8,076)
Provision (benefit) for Income Taxes	5,877	(3,559)

Net Income (loss)	$8,647	$(4,517)

Net earnings (loss) per common share:
Basic	$0.19	$(0.10)
Diluted	$0.19	$(0.10)
Weighted average number of common shares outstanding:
Basic	44,912	46,479
Diluted	44,951	46,479
Dividends declared per share	$0.12	$—
Comprehensive Income (Loss)	$9,306	$(4,177)

Reconciliation of Non-GAAP Amounts

Adjusted Net Income and Adjusted Net Earnings Per Common Share (Unaudited)

The following is a summary of the calculation of Adjusted Net Income and Adjusted Net Earnings Per Common Share for the thirteen weeks ended March 30, 2013 and March 29, 2014 (in thousands, except per share amounts):

	Thirteen Weeks Ended
	March 30, 2013	March 29, 2014
Net Income (loss)	$8,647	$(4,517)
Loss on debt extinguishment, net of tax	—	4,988

Adjusted Net Income	$8,647	$471

Net earnings (loss) per common share:
Basic	$0.19	$(0.10)
Diluted	$0.19	$(0.10)
Adjustments per common share, diluted:
Loss on debt extinguishment, net of tax	$—	$0.11
Adjusted net earnings per common share:
Basic	$0.19	$0.01
Diluted (1)	$0.19	$0.01

(1)	The weighted average number of diluted common shares outstanding used to calculate adjusted diluted earnings per share for the thirteen weeks ended March 29, 2014 includes 497,200 shares which were excluded from the weighted average number of diluted common shares outstanding used to calculate diluted loss per common share, as shares were anti-dilutive.

The Company presents Adjusted Net Income and Adjusted Net Earnings Per Common Share, non-GAAP measures, to provide investors with a view of operating performance excluding significant and non-recurring items.

Adjusted EBITDA (Unaudited)

The following is a summary of the calculation of Adjusted EBITDA for the thirteen weeks ended March 30, 2013 and March 29, 2014 (in thousands):

	Thirteen Weeks Ended
	March 30, 2013	March 29, 2014
Net Income (loss)	$8,647	$(4,517)
Interest expense	11,584	14,294
Provision (benefit) for income taxes	5,877	(3,559)
Depreciation and amortization expense	16,398	16,859
LIFO charge	500	491
Amortization of deferred financing costs	573	624
Non-cash stock compensation expense	389	860
Loss on debt extinguishment	—	9,048

Adjusted EBITDA	$43,968	$34,100

The Company presents Adjusted EBITDA, a non-GAAP measure, to provide investors with a supplemental measure of its operating performance. The Company believes that Adjusted EBITDA is a useful performance measure and is used by the Company to facilitate a comparison of its operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting the Company’s business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. The Company’s board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including its senior executives.

The Company defines Adjusted EBITDA as earnings before interest expense, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with the Company’s IPO (or subsequent offerings of Roundy’s common stock), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs, costs related to acquisitions, costs related to debt financing activities and goodwill impairment charges. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of the Company’s results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from the Company’s, it omits these amounts to facilitate investors’ ability to make these comparisons. Similarly, the Company omits depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in the Company’s experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. The Company believes that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of the Company’s operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of the Company’s performance. Other companies in the Company’s industry may calculate Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect income tax payments the Company may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Roundy’s, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

(Unaudited)

	December 28, 2013	March 29, 2014
Assets
Current Assets:
Cash and cash equivalents	$82,178	$32,230
Notes and accounts receivable, less allowance for losses	38,838	43,938
Merchandise inventories	302,122	314,816
Prepaid expenses	9,867	18,563
Income taxes receivable	1,704	5,059
Deferred income taxes	13,838	13,838

Total current assets	448,547	428,444

Property and Equipment, net	342,974	343,344
Other Assets:
Other assets—net	59,846	59,647
Goodwill	610,186	610,186

Total other assets	670,032	669,833

Total assets	$1,461,553	$1,441,621

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$251,586	$239,069
Accrued wages and benefits	38,652	39,753
Other accrued expenses	46,834	52,247
Current maturities of long-term debt and capital lease obligations	4,739	9,467
Income taxes	615	—

Total current liabilities	342,426	340,536

Long-term Debt and Capital Lease Obligations	737,724	703,634
Deferred Income Taxes	76,285	76,124
Other Liabilities	78,691	79,266

Total liabilities	1,235,126	1,199,560

Commitments and Contingencies
Shareholders’ Equity:
Preferred stock (5,000 shares authorized at 12/28/13 and 3/29/14, respectively, $0.01 par value, 0 shares at 12/28/13 and 3/29/14, respectively, issued and outstanding)	—	—
Common stock (150,000 shares authorized, $0.01 par value, 46,777 shares and 49,676 shares at 12/28/13 and 3/29/14, respectively, issued and outstanding)	468	497
Additional paid-in capital	116,874	137,007
Retained earnings	137,545	132,677
Accumulated other comprehensive loss	(28,460)	(28,120)

Total shareholders’ equity	226,427	242,061

Total liabilities and shareholders’ equity	$1,461,553	$1,441,621

Roundy’s, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Thirteen Weeks Ended
	March 30, 2013	March 29, 2014
Cash Flows From Operating Activities:
Net income (loss)	$8,647	$(4,517)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment and amortization of intangible assets	16,398	16,859
Amortization of deferred financing costs	573	624
Loss (gain) on sale of property and equipment	23	(12)
LIFO charges	500	491
Deferred income taxes	(201)	(388)
Loss on debt extinguishment	—	9,048
Amortization of debt discount	372	530
Stock-based compensation expense	389	860
Changes in operating assets and liabilities:
Notes and accounts receivable	(1,412)	(5,100)
Merchandise inventories	3,854	(13,185)
Prepaid expenses	(5,253)	(2,878)
Other assets	(39)	(896)
Accounts payable	(14,883)	(18,335)
Accrued expenses and other liabilities	(1,087)	7,120
Income taxes	6,013	(3,871)

Net cash flows provided by (used in) operating activities	13,894	(13,650)

Cash Flows From Investing Activities:
Capital expenditures	(11,467)	(16,443)
Proceeds from sale of property and equipment	81	15

Net cash flows used in investing activities	(11,386)	(16,428)

Cash Flows From Financing Activities:
Dividends paid to common shareholders	(5,394)	(95)
Payments of witholding taxes for vesting of restricted stock shares	—	(402)
Borrowings on revolving credit facility	25,000	84,500
Payments made on revolving credit facility	(25,000)	(50,750)
Proceeds from long-term borrowings	—	450,800
Payments of debt and capital lease obligations	(4,688)	(518,001)
Issuance of common stock, net of issuance costs	—	19,302
Debt issuance and refinancing fees and related expenses	—	(5,224)

Net cash flows used in financing activities	(10,082)	(19,870)

Net decrease in Cash and Cash Equivalents	(7,574)	(49,948)
Cash and Cash Equivalents, Beginning of Period	72,889	82,178

Cash and Cash Equivalents, End of Period	$65,315	$32,230

Supplemental Cash Flow Information:
Cash paid for interest	$11,899	$11,896
Cash paid for income taxes	65	700